June 30, 2025

Yehiel Tal
Chief Executive Officer
CollPlant Biotechnologies Ltd
4 Oppenheimer, Weizmann Science Park
Rehovot 7670104, Israel

       Re: CollPlant Biotechnologies Ltd
           Registration Statement on Form F-1
           Filed June 17, 2025
           File No. 333-288109
Dear Yehiel Tal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Gary Emmanuel